Exhibit 19
Insider Trading Policy
Policy Statement

Purpose: One of the principal purposes of the federal securities laws is to prohibit “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or provides material non-public information to others outside the Company who may trade on the basis of that information.

This Policy applies to all transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

Each individual is responsible for making sure that he or she complies with this Policy, and that any family member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Corporate Secretary or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Violations of Insider Trading Laws.”

All amendments, pre-clearance decisions, guidance and interpretations of this Policy are the sole decision of the Corporate Secretary or their applicable designees in the Corporate Secretary’s office. Reference to the Corporate Secretary in this Insider Trading Policy also refer to any Corporate Secretary designee.

Scope: This Insider Trading Policy provides the standards of Corteva, Inc. (the “Company”) on trading the Company’s securities, or securities of its subsidiaries or other publicly-traded companies, while in possession of confidential information. This Policy is divided into three parts as follows:

•Part I prohibits trading in certain circumstances and applies to all directors, officers and employees of the Company;

•Part II imposes blackout periods on trading and applies to all directors and officers subject to reporting under Section 16 of the Securities Exchange Act of 1934 (“Section 16 Persons”) and Covered Persons (as defined below); and

•Part III, which applies to Section 16 Persons and officers (as defined below) only, prohibits certain types of transactions in the Company’s securities and requires the pre-clearance of all others.

Definitions & Acronyms

(a)Covered Persons. Those individuals designated as such from time to time by the Corporate Secretary based on factors determined by the Corporate Secretary to be relevant to the intent of this policy, including such individuals’ respective position or responsibilities and/or actual or potential access to material, non-public information. A list of Covered Persons is maintained by the Corporate Secretary.

(b)Materiality. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities or if such information would otherwise be deemed material under applicable federal securities laws. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight.

While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

(i)A pending or proposed merger, acquisition, disposition, or joint venture;

(ii)A change in dividend policy or the declaration of a stock split;

(iii)The establishment of a repurchase program for the Company’s securities;

(iv)A change in executive management;

(v)A change in auditors or notification that the auditor’s reports may no longer be relied upon;

(vi)Pending or threatened significant litigation, or the resolution of such litigation;

(vii)Changes in earnings estimates or unusual gains or losses;

(vii)A major change in accounting methods or policies;

(viii) Impending bankruptcy or the existence of severe liquidity problems;

(ix)The gain or loss of a significant customer or supplier;

(x)Changes in debt ratings; and

(xi)A cybersecurity event exposing the Company to significant operational disruption, reputational harm, and/or material losses;

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price (such as a merger) may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult the Corporate Secretary before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(c)Non-Public Information. Information that has not been disclosed to the public is generally considered to be “non-public information.” In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated (for example, through the issuance of a press release). Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until one (1) full trading day has elapsed since the information was released. If, for example, the Company were to make an announcement before the market opens on Monday morning, you should not trade in the Company’s securities until Tuesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Corporate Secretary or assume that the information is “non- public” and treat it as confidential.

(d)Officer. The term “officer” means an employee at Senior Vice President level and above.

Policy Guidance
PART I

1.General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information

(a)Except as otherwise specified in this Policy under the headings “Transactions Under Company Plans” and “Rule 10b5-1 Plans,” the Company, nor any director, officer or employee may purchase or sell any security, whether or not issued by the Company, while in possession of material non- public information about the applicable company. This includes material non-public information about our Company, its subsidiaries or another company you obtain through your involvement with our Company, including all significant collaborators, customers, partners, suppliers, or competitors of the Company. No director, officer or employee who knows of any such material non-public information may communicate that information to any other person, including family members and friends.

(b)In addition, neither the Company, nor any director, officer or employee may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee who knows of any such material non-public information may communicate that information to any other person, including family members and friends.

(c)Never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Corporate Secretary.

(d)There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempt from this Policy. The securities laws do not recognize any mitigating circumstances.

2.Violations of Insider Trading Laws

In addition to severe civil and/or criminal penalties, employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Corporate Secretary and must be provided before any activity contrary to the above requirements takes place.

3.Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in the Company’s securities (collectively referred to as “family members”).

4.Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

5.Transactions Under Company Plans

This Policy only applies to the following transactions as specifically noted below:

(a)Stock Option Exercises. This Policy applies to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. The Policy does not, however, apply to a simple exercise and hold transaction.

(b)Restricted Stock Units. This Policy does not apply to the vesting of restricted stock units. The Policy does apply, however, to any open market sale of the underlying stock.

(c)401(k) Plan. This Policy does not apply to purchases of the Company’s securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

(d)Employee Stock Purchase Plan (ESPP). This policy does not apply to purchases of the Company’s securities from the ESPP resulting from your periodic payroll deductions. This Policy does apply, to certain elections you make under the

ESPP, including a decision to enroll, leave or increase or decrease your periodic contributions under the ESPP, as well the subsequent sale of any securities purchased under the ESPP.

(e)Deferred Compensation Plans. This Policy does not apply to the allocation of Company stock units to your account under a deferred compensation plan resulting from your periodic deferrals under the plan pursuant to your deferral election. This Policy does apply, however, to certain elections you may make under a deferred compensation plan, including: (a) an election to increase or decrease the percentage of your deferral that will be allocated to Company stock units; and (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock units.

6.Other Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is strongly recommended that any persons subject to this Policy not engage in any of the following transactions or otherwise consider the Company’s preferences as described below:

(a)Short-Term Trading. Short-term trading of the Company’s securities (an open market purchase within six months of a sale and vice versa) may be distracting and unduly focus the person’s attention on the Company’s short-term stock market performance instead of the Company’s long- term business objectives.

(b) Short Sales. Short sales of the Company’s securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance.

(c)Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material non-public information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives.

(d)Hedging Transactions. Hedging transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds) may permit a director, officer or employee to continue to own the Company’s securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders.

(e)Margin Accounts and Pledged Securities. Securities held in a margin account or pledged as collateral for a loan may be sold without the customer’s consent if the customer fails to meet a margin call or defaults on the loan. Such sale may occur at a time when the pledgor is aware of material non-public information.

NOTE: Section 16 Persons and officers are subject to certain additional restrictions relative to these types of transactions. See Section 2 of Part III.

PART II

Blackout Periods

The Company and all Section 16 Persons, officers, and Covered Persons are prohibited from trading in the Company’s securities during blackout periods.

(a)Quarterly Blackout Periods. In addition to the general policy in Section 1 of Part I, trading in the Company’s securities is prohibited during the period beginning at the close of the market on the fifteenth (15th) day of the third month of each fiscal quarter and ending at the close of business on the first full trading day after the Company’s quarterly earnings are publicly disclosed. The Company may extend these blackout periods at any time by notice to Covered Persons.

(b)Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non- public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c)Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement which provides a defense from insider trading liability under the securities laws (a “Rule 10b5-1 Plan”). To comply with the Policy, a Rule 10b5-1 Plan must be adopted during an open trading window, approved by the Corporate Secretary, and meet the requirements of Rule 10b5-1, including, but not limited to, the execution of all certifications, cooling-off period requirements, and limitations related to overlapping or single-trade plans and any additional guidelines that may be established by the Corporate Secretary.

PART III

1.Pre-clearance of Securities Transactions

Because the Company, Section 16 Persons, officers, and Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons and the Company a to refrain from engaging in any transaction in the Company’s securities, even during an open trading window, without first obtaining pre-clearance of the transaction from the Corporate Secretary. The Corporate Secretary is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in the Company’s securities, and should not inform any other person of the restriction.

Unless otherwise specified by the Corporate Secretary, pre-cleared trades must be effected within five business days of receipt of pre-clearance, subject to such person not actually being in possession of material, non-public information. Transactions not effected within the five-day time limit would be subject to pre-clearance again. Company trading activities require daily preclearance unless covered by a Rule 10b5-1 plan.

2.Restricted Transactions

(a)Short-Term Trading. The securities laws impose liability for “short-swing profits” by Section 16 Persons and require the Company to recover those profits. Any profit realized from the open market purchase and sale or sale and purchase of the Company’s securities, within any period of less than six months may be recovered in a court action brought by the Company or any stockholder on behalf of the Company. For this reason, Section 16 Persons and officers are prohibited from engaging in transactions that would generate “short-swing” profits.

(b)Short Sales. The securities laws also prohibit short sales by Section 16 Persons. Officers are also prohibited by this Policy from engaging in short sales of the Company’s securities.

(c)Hedging Transactions. For the reasons described in Section 7 of Part I, Section 16 Persons and officers are prohibited from engaging in hedging transactions.

(d)Margin Accounts and Pledged Securities. For the reasons described in Section 7 of Part I, Section 16 Persons and officers are prohibited from holding the Company’s securities in a margin account or otherwise pledging the Company’s securities as collateral for a loan. The Corporate Secretary may grant exceptions to this prohibition when a Section 16 Person wishes to pledge the Company’s securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities. Any Section 16 Person or officer seeking an exception must submit a request for approval to the Corporate Secretary at least two weeks prior to the transaction.

INSIDER TRADING FREQUENTLY ASKED QUESTIONS (FAQ)

This FAQ is designed to be illustrative and respond to the most frequent inquiries we receive regarding insider trading, the company’s blackout periods, and the misuse of information.
Therefore, it is a supplement to, not a replacement for, reading Corteva’s Insider Trading Policy.

Insider Trading Information Applicable to All Employees

1.What conduct is prohibited by insider trading laws?
U.S. securities laws prohibit you from buying or sell securities while in possession of material non-public information. These laws also prohibit you from providing others with material non- public information which they trade on, or making recommendations to others to buy or sell securities based on material non-public information.

2.Do these laws apply to me even if I’m not a resident or citizen of the United States?
Yes. The laws are applicable to non-U.S. residents and citizens as U.S. regulators can assert jurisdiction over individuals trading in securities of companies, like Corteva, listed on U.S. exchanges. Additionally, our policy on Insider Trading Policy applies to employees globally.

3.Why is Insider trading illegal?
Insider trading laws are intended to promote fairness among investors and maintain the integrity of our financial markets. It is ultimately unfair to the investment community at large to allow insiders and other individuals who find themselves in possession of material non-public information to benefit from access to this information that has not been made broadly available to the investing public at large.

4.Who is an "insider"?
ANYONE who possesses material non-public information is an insider, including a company’s officers, directors, employees, contractors, consultants, financial advisors, legal counsel, and their respective family members (including spouse, children at home or at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who resides in the employee’s household, and any entity, business, fund or trust in the insider’s influence or control.

5.What is "material" information?
Material, can be defined as the information any investor considers important or relevant in deciding to buy, sell or hold a stock given the “total mix” of information available in the market. Material information would affect the market price of the stock or would otherwise be relevant to an investor’s investment decision either on its own or when added to the information currently available publicly. Some examples: earnings information or other significant forecasts or financial results; mergers, acquisitions, divestitures and joint ventures; dividend changes, bankruptcy; new product introductions or product recalls, significant contracts or contract terminations; changes in credit ratings; management or control changes; labor disputes; significant cybersecurity breaches or disruptions, or litigation developments.

6.What is "non-public" information?
Non-public information is any information that has not been publicly disclosed. Non-public information becomes public when it is broadly disseminated, and investors have a chance to react to it. We generally consider that information ceases to be non-public after the second business day following the date on which the information was disclosed to the public.

7.What is “Tipping”?
Tipping is when an insider provides material non-public information (a “tip”) to another person without a duty of confidentiality (a “tippee”) and the tippee trades on the information. Under current securities laws, both the tipper and the tippee are deemed to have engaged in insider trading. Even if the tipper did not directly financially benefit from the trading transaction, the tipper may be held responsible for disgorging the profits from the transaction since the tipper is generally deemed to have benefitted in some other manner by providing this information to the tippee (i.e., generating goodwill, returning a favor, etc.).

8.Is it still Tipping when I share information with my family?
Yes, it is also illegal to tip family members. Therefore, this is why is important maintain confidentiality of Corteva information, even from family members, so as to avoid possible violations of the law and our policies.

9.What is consider “Misappropriation” of the non-public information?
In executing our job duties we are required to maintain confidences of our customers and suppliers, including material non-public information you receive about other companies, such as our customers or vendors while conducting business with them. When someone who is not an insider trades on information when they had a duty to maintain confidences around this information, they have engaged in “misappropriation” of this information (or as may be referred to in some regions, “outsider trading”). Misappropriation, like insider trading, is also considered illegal. Additionally, it is illegal for our vendor or customers to misappropriate our non-public information where they have a duty to maintain confidentiality around this information.
Suspected misappropriation activity should be reported to the Compliance Department.

10.     Is there any type of transactions or trade operations restricted or conditioned for Corteva employees?
Our policy strongly discourages all employees from engaging in the following transactions with respect to Corteva securities, which heighten the risk of improper conduct:
•Short-term trading (i.e., a sale of Corteva securities within six months of buying Corteva securities or vice versa);
•Short sales (i.e. sales of Corteva securities that you don’t own);
•Publicly-traded options;
•Hedging transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds);
•Margin accounts with Corteva securities;
•Pledges of Corteva securities.

If you are a “Covered Person” as defined below, you may be prohibited by our policies from engaging in the above activities with respect to Corteva securities all together. Therefore, it’s important for Covered Persons to follow the Company’s trade preclearance policies described in more below.

In certain circumstances, such as a highly confidential project or due to your participation in our earnings reporting process, you may be told by the Legal Department to refrain from trading in Corteva securities, even if you’re not a Covered Person.

11.What are the consequences of insider trading?
Insider trading undermines the reputation of our Company as well as your individual reputation. In addition to resulting in Company discipline up to the termination of your employment, insider trading may result in criminal and civil penalties, imprisonment, disgorgement (the repayment of illicitly made profits); the freezing of your personal assets; and temporary or permanent bars from serving as a director, officer, compliance officer, attorney or accountant for a public company.

Insider Trading Information Applicable to “Covered Persons” and Others

12.How do I know if I’m a “Covered Person” under the Company’s Insider Trading Policy?
We post a list on the Compliance website of our current insiders. This list is updated periodically and you will be notified by the Legal Department if you’re going to be added to or removed from the Covered Person list. Covered Persons are our directors, officers and other individuals who have been deemed by the Legal Department to have regular access to material non-public information.

13.What are my obligations as a Covered Person?
If you’re a Covered Person, you have two key obligations regarding your trading activity: (i) preclearing your trading activity (and those of your family members and entities owned or managed by you or them) with Cornel Fuerer, SVP and General Counsel or his designee, Dana Eddis, Associate General Counsel, Corporate; and (ii) abiding by the Company’s periodic blackout periods. The Company, Section 16 officers, and other officers are also subject to these same trading restrictions.

14.When are Covered Persons prevented from trading (i.e. subject to a trading blackout)?
Corteva has regularly quarterly blackouts beginning on the 15th calendar day of the last month of each quarter (i.e., March, June, September, and December) and ending on the first full business day after earnings are announced. However, the Legal Department may extend these blackouts or add additional blackouts to some or all Covered Persons at any time. The Legal Department may impose electronic barriers with Merrill Lynch, our service provider for our equity plans, to prevent Covered Persons, Section 16 Officers, and other officers from trading during a blackout. The Company, Section 16 officers, and other officers are also subject to these same trading restrictions.

15.What information do I provide when I preclear a trade?
Typically, we want to know the type of intended transaction (i.e., buy, sell, cashless exercise) and the size of the transaction. If you’re an officer, we may also require verification that you’re in compliance with your stock ownership guidelines. Section 16 officers are subject to additional procedures post-trade requiring the price specifics of their trades for reporting with the SEC, generally within two business days of the execution of their trade.

16.My options are expiring during the trading blackout can I still engage in a cashless exercise and sell of those options during the blackout?
Generally no, therefore you should consider carefully how blackouts may impact your ability to exercise these options before their expiration. Additionally, options must be “in the money” (i.e., the current trading price must exceed the option award’s exercise price) in order to exercise.

During an open window, you may enter into a Rule 10b5-1 trading plan to exercise and sell these options during a closed window at your preferred price. Trading plans can be used to execute other types of transactions during a blackout as well. However, trading plans must be precleared with the Legal Department and entered into during an open window and are otherwise in possession of material non-public information. Trading plans must be precleared and are subject to certain parameters. Please contact Dana Eddis, Associate General Counsel, Corporate to discuss how to set up and preclear a trading plan.

17. What transactions are prohibited in Corteva securities in a 401(k) plan or Employee Stock Purchase Plan (ESPP)?

At the time you make an election to have contributions used to purchase shares under a 401(k) plan or ESPP, or make a decision to increase or decrease these contributions, Covered Persons should not be in a blackout when making these investment decisions and plan participants generally should not be in possession of any material non-public information at the time of their investment decision.

Acquisitions or dispositions of Corteva securities under it 401(k) and ESPP may be made during a blackout if the acquisitions or dispositions of Corteva securities are made pursuant to instructions entered into while the participant was not in possession of material nonpublic information and, if a Covered Person, while not subject to a trading blackout.